                   Filed by Genzyme Corporation (Commission File No. 000-14680)
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

         Subject Companies: Biomatrix, Inc. (Commission File No. 001-14221) and Genzyme Corporation's Surgical Products Division and Tissue Repair Division


[The following is the text of slides that were presented at a slide show at the InformedInvestors.com Third Boston BioPharma Stocks Forum, except for slides that have been previously filed with the SEC pursuant to Rule 425.]


Slide:

o This presentation contains forward-looking statements, including statements regarding:

       o projected timetables for the preclinical and clinical development of, initiation and completion of clinical trials for, regulatory submissions and approvals for, and market introduction of our products;

       o estimates of markets and potential markets for our products and services;

       o  sales and marketing plans;

       o  assessments of competitors and potential competitors;

       o estimates of the capacity of manufacturing and other facilities to support our products;

       o ability to obtain reimbursement of our products from third party payers;

       o planned acquisition of Biomatrix and creation of Genzyme Biosurgery and creation of a new publicly-traded stock;

       o the expected allocation of Genzyme Biosurgery common stock and the composition of merger consideration;

       o  planned partnering and licensing activities;

       o expected future revenues, revenue growth rates, earnings per share, operations, expenditures and market capitalization; and

       o  projected cash needs.

o These statements are based upon the assumptions of our management and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly due to a number of factors, including:

       o our ability to successfully complete preclinical and clinical development of our products;

       o our ability to manufacture sufficient amounts of our products for development and commercialization activities;

       o  our ability to obtain timely regulatory approval for products;

       o our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services;

       o the content and timing of decisions made by the FDA and other regulatory agencies regarding our products and services;

       o  the enrollment rate for our clinical trials;

       o the accuracy of our estimates of the size and characteristics of the markets addressed or to be addressed by our products and services;

       o  market acceptance of our products and services;

       o our ability to obtain reimbursement for our products and services from third party payers;

       o our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;

       o the accuracy of our information regarding the products and resources of our competitors and potential competitors;

       o the likelihood that the regulatory and other approvals required to complete the planned transaction with Biomatrix and to create Genzyme Biosurgery will be obtained; and

       o operational integration, financial market conditions and other risks generally associated with the proposed acquisition of Biomatrix and recapitalization.

o We have filed more detailed descriptions of these and other risks and uncertainties in some of our recent filings with the Securities and Exchange Commission. We encourage you to carefully review these descriptions, including those that can be found in Exhibit 99.2 to our Annual Report on Form 10-K for the year ended December 31, 1999 and in our Registration Statement on Form S-4 filed on April 18, 2000, and any amendments thereto, under the heading "Risk Factors."


Slide:

GENZYME TISSUE REPAIR

 [picture of bike racer]      Growing the Future of
                              Bio-Orthopedics

                              Russell H. Hendon
                              President


Slide:

SOURCE OF IMPORTANT INFORMATION

Investors are urged to read the joint proxy statement/prospectus relating to the foregoing transaction to be filed with the Securities and Exchange Commission because it will contain important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the Commission may be obtained, when they become available, for free at the

Commission's web site (www.sec.gov) but not as a slide, but as a legend to this filing. On April 18, 2000, Genzyme filed a preliminary version of the joint proxy statement/prospectus that is subject to completion. The joint proxy statement/prospectus and these other documents may also be obtained free from Genzyme or Biomatrix, as the case may be. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500, or you can access documents on its web site (www. genzyme.com). Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657,
Attn: Investor Relations, (201) 945-9550, or you can access the documents on its web site (www.biomatrix.com) but not as a slide, but as a legend to this filing.


Slide:

HIGHLIGHTS

o        Nasdaq:  GZTR

o        28.5 million shares outstanding

o        Two marketed cell therapy products

o        Focus on bio-orthopedics and burn care

o        1999 total revenues -- $20.3 million

o        Q1 2000 total revenues -- $5.9 million


Slide:

1999-2000 ACCOMPLISHMENTS

o        Achieved sixty consecutive year of increased revenue

o        Significantly increased gross margin

o        Streamlined organization and reduced operating costs

o        Obtained strategic license related to Carticell II

o        Increased focus on bio-orthopedics with NeuroCell(TM) transfer


Slide:

U.S. SPORTS MEDICINE MARKET

o        1.7 million knee arthroscopies in 1999

o        600,000 ACL injuries

o        650,000 meniscal tears

o        500,000 articular cartilage defects

            =  95,000 clinically significant

            =  40,000 repeat treatments


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

Slide:

CARTILAGE REPAIR TREATMENT ALTERNATIVES

o        Debridement and lavage

o        Abrasion

o        Microfracture

o        Osteochondral autografts

o        Carticel(R)


Slide:

CARTICEL(R)

o        First FDA-approved cell therapy in orthopedics

o        Major advance in articular cartilage repair

o        Changing paradigm in sports medicine

o        ~4,000 patients treated worldwide

o        Long-term improvement validated through registry data


Slide:

GROWTH IN CARTICEL(R) REVENUES

[Bar graph]


(in millions)     US       Europe

------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
$16
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
14                                                                                    $15.2
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
12
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
10                                                                   $11.0
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
8
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
6                                                    $6.5
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
4                                   $3.1                                                               $4.5
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
2
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
0                  $.05
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------
                   1995             1996             1997            1998             1999             Q1'00
------------------ ---------------- ---------------- --------------- ---------------- ---------------- ---------------


Slide:

CARTICEL(R) TREATMENT

[Diagram of knee joint
showing a defect and biopsy]       [Diagram of injection of
                                   Carticel into knee joint]

[down arrow]                                            Periosteal Flap

                                            [up arrow]

[Picture of processing plant]               ->       [picture of product]

         -  eGMP Cell Processing            -  Carticel(R)


Slide:

TRANSITION IN STANDARD OF CARE

o        Changing treatment patterns

o        Bringing biotechnology to sports medicine

o        Establishing treatment algorithm

         -  Defining appropriate uses for Carticel(R) vs. alternative treatments

o        Emerging cartilage repair sub-specialty


Slide:

RESEARCH AND DEVELOPMENT STRATEGY

Support goal of business profitability while protecting early-stage programs for future growth

o        Optimize current product

o        In-license low-cost, near-term products

o        Leverage technology assets

         -  partner early-stage programs

         -  out-license TGF-[BETA]2


Slide:

QUICK TACK(TM)
PERIOSTEAL FIXATION SYSTEM

o        Goal

         -  Reduce surgical time

         -  Improve surgical consistency             [picture of delivery tool]

         -  Move to less invasive surgery

o        Approach

         -  Resorbable tack

         -  Delivery tool


Slide:

CARTICEL(R) II

o        Preformed cartilage graft                         [picture]

o        Licensed integral technology April 2000

o        Advantages:

         -  Arthroscopic delivery

         -  Shorter rehabilitation

         -  Re-surfacing of larger defects


Slide:

CONSISTENT FOCUS ON PROFITABILITY

o        Gross profits up 100% year-over-year

o        Continued decrease in cost of goods

         - [GREATER THAN] $2 million fixed cost reductions in 2000

o        Increase business efficiency


Slide:

NEAR-TERM MILESTONES

o        40-50% revenue growth 1999-2000

o        Break-even in 3-4 quarters

o        File Quick Tack(TM) 510(k) 1H 2000

o        Complete Carticel (R) II proof-of-concept preclinical studies


Slide:

BIO-ORTHOPEDIC STRENGTHS

o        The two premier bio-orthopedic products

o        [GREATER THAN] $100M in revenue growing 15-20%

o Two direct sales forces plus five pharma distribution partners worldwide

o        Expanding high value pipeline


Slide:

STRATEGY TO IMPLEMENT VISION

o        Build a diversified product portfolio for targeted diseases

o Utilize Genzyme's expertise and infrastructure to build a global business

o        Marry these capabilities to a growing competence in selling to surgeons


Slide:

CREATING SHAREHOLDER VALUE

o        Critical mass

         -  products

         -  pipeline

         -  revenue and cash flow

o        Enhanced capital structure

o        Improved deal flow


Slide:

FOCUS ON HIGH GROWTH MARKETS

o        Bio-Orthopedic

         -  Osteoarthritis

         -  Cartilage repair

o        Bio-Cardiothoracic

         -  Serious ischemia

         -  Congestive heart failure

o        Adhesions


Slide:

BIO-ORTHOPEDIC PIPELINE FOCUS

o        Expanding Synvisc(R) opportunities

         -  Extending the label

         -  Other joints

         -  Other applications

o        Realize full opportunity of Carticel(R)

o        Adhesion prevention in joints


Slide:

ADHESIVE DISEASE

o        A large unmet medical problem      [Picture of small bowel adhesion]

o        Market potential exceeds $500 million


                       **********************************

SOURCE OF IMPORTANT INFORMATION

Investors are urged to read the joint proxy statement/prospectus relating to the foregoing transaction to be filed with the Securities and Exchange Commission because it will contain important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the Commission may be obtained, when they become available, for free at the

Commission's web site (www.sec.gov) but not as a slide, but as a legend to this filing. On April 18, 2000, Genzyme filed a preliminary version of the joint proxy statement/prospectus that is subject to completion. The joint proxy statement/prospectus and these other documents may also be obtained free from Genzyme or Biomatrix, as the case may be. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500, or you can access documents on its web site (www. genzyme.com). Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657,
Attn: Investor Relations, (201) 945-9550, or you can access the documents on its web site (www.biomatrix.com) but not as a slide, but as a legend to this filing.